UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-38245

Xiaobai Maimai Inc.

(Exact name of registrant as specified in its charter)

Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China
Tel: +86 10 5370 9902

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Xiaobai Maimai Announces Change to Executive Management

Resignation of Xiaobo An

On October 18, 2021, Mr. Xiaobao An resigned from his positions as Chief Executive Officer (“CEO”) and Chairman of the Board of Directors (the “Board”) of Xiaobai Maimai Inc. (the “Company”). Mr. An’s resignation did not result from any disagreement with the Company. On the same date, Mr. An was appointed as the Vice President of the Company and shall continue to lead the Company’s e-commerce business.

Appointment of Yilin (Linda) Wang

On October 18, 2021, Ms. Yilin (Linda) Wang, the Company’s Co-Chief Executive Officer, was appointed as the sole CEO and new Chairwoman of the Board to fill in the vacancy created by Mr. Xiaobo An’s resignation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xiaobai Maimai Inc.

	By:	/s/ Zhang Rui (Kerrie)
Name: Zhang Rui (Kerrie)
Title: Chief Financial Officer
Date: October 19, 2021